

Matt Molinari, CPA · 3rd

Chief Operating Officer at Ranch Rider Spirits Co.

Austin, Texas Metropolitan Area · Contact info

500+ connections

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Ranch Rider Spirits Co.

University of Nevada-Reno

About

Surfacing issues and facilitating conversations which help to solve problems and influence executive decision-making on an international scale.

Activity

1,189 followers

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Experience

Ranch Rider Spirits Co.
2 yrs 6 mos

- **Chief Operating Officer**
  Jul 2022 - Present · 7 mos

- **Vice President of Finance And Operations**
  Full-time
  Jan 2021 - Jul 2022 · 1 yr 7 mos
  Austin, Texas, United States

- **Vice President of Finance**
  Full-time
  Aug 2020 - Jan 2021 · 6 mos
  Austin, Texas, United States

iFLY Indoor Skydiving
4 yrs 4 mos

- **Director Of Revenue Management**
  Aug 2019 - Jun 2020 · 11 mos

- **Director of Sales Finance**
  Aug 2018 - Aug 2019 · 1 yr 1 mo

- **Director of Financial Planning and Analysis**
  Mar 2016 - Aug 2018 · 2 yrs 6 mos
  Austin, Texas Area

Squaw Valley Ski Holdings
5 yrs 7 mos

- **Director of Financial Planning and Analysis**
  Aug 2013 - Feb 2016 · 2 yrs 7 mos

- **Senior Financial Analyst**
  Aug 2010 - Aug 2013 · 3 yrs 1 mo

Staff Accountant
Reno Aces Baseball Club
Oct 2009 - Jul 2010 · 10 mos

Accounts Payable/Accounts Receivable Manager, Staff Accountant, Accounting Manager
Squaw Valley Ski Holdings
Apr 2006 - Oct 2009 · 3 yrs 7 mos

Education

University of Nevada, Reno
MBA, Business/Accounting
2011 - 2012

University of Vermont
Bachelor of Arts (B.A.)
2001 - 2005

Licenses & certifications

Licenses & certifications

Certified Public Accountant
California Board of Accountancy
Issued Mar 2017
Credential ID 132648

Notary Public
Texas Office of the Secretary of State

QuickBooks ProAdvisor Certification
Quickbooks Software

Volunteering

Board of Directors
Creekside Charter Management
Feb 2014 - Feb 2016 · 2 yrs 1 mo
Education

As acting Secretary & Treasurer I helped develop the mission and vision for Creekside Charter School / Squaw Valley Preparatory; in addition, I also lead the Finance Committee.

Treasurer
River Ridge Elementary School PTA
Jul 2017 - Aug 2019 · 2 yrs 2 mos
Education

Monitor, maintain and report on all the funds of the association and receive and disburse all monies in accordance with the budget as approved by the association membership.

President
River Ridge Elementary School PTA
Aug 2019 - Jul 2020 · 1 yr
Education

Skills

Budgets
33 endorsements

Forecasting
Endorsed by 2 colleagues at iFLY Indoor Skydiving
25 endorsements

Management
Endorsed by 3 colleagues at iFLY Indoor Skydiving
18 endorsements

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Recommendations

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Courses

Operations Management
Associated with University of Nevada-Reno

Statistics
Associated with University of Nevada-Reno

Honors & awards

Employee of the Year - 2014
Issued by Squaw Valley Ski Holdings · May 2014
Associated with Squaw Valley/Alpine Meadows Ski Resorts

Organizations

CalCPA
Sep 2015 - Present

Interests

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Causes

Arts and Culture • Education